FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The *Plane Talk* weekly merger update

PLANE DEAL

JUNE 3, 2005

Bankruptcy Court Opens Auction Period

Competing Bids Due In 30 Days

The court overseeing US Airways' bankruptcy proceedings approved a request Tuesday to give bidders other than America West 30 days to submit offers for US Airways' assets.

According to published reports, US Airways views the auction period as an opportunity "to shake the tree and see if there are any higher or better offers available," according to their bankruptcy attorney.

As CEO Doug Parker stated during the employee webcast two weeks ago, a competitive bid for all of US Airways is possible, but unlikely.

"During the auction period we could see other airlines make offers," Doug remarked. "What's probably more likely is that other airlines would come forward to bid on other assets, such as US Airways' gates and landing slots."

The bidding period ends on July 1 and that will be followed by a bankruptcy hearing on July 7.

If no other bidders submit proposals America West and US Airways can exclusively negotiate a merger agreement. Bankruptcy Court Judge Stephen Mitchell also signed off on the rules governing possible competing proposals to the merger agreement between America West and US Airways.

Proposal Bolstered By Fifth Investor

Last week, Boston-based Wellington Management Co. LLP agreed to become the fifth investor in the combined airline proposed by America West and US Airways. Wellington will add $150 million in new equity bringing the total amount of new equity to $500 million.

Five investors and their contributions to the new company...


Peninsula Investment Partners LP
$50 million
Eastshore Holdings LLC
$125 million
PAR Investment Partners LP
$100 million
Wellington Management Co. LLP
$150 million
ACE Aviation Holdings Inc.
$75 million

Bidding Rumors Begin (see FAQs, Page 3)

TABLE OF CONTENTS

Airline Comparison .... Page 2
Filing Flurry .... Page 3
Recent FAQs .... Page 3
Town Hall Schedule ...... Page 4
Notable Quotes .... Page 4
Quirky Question .... Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

June 3, 2005 An America West Employee Publication Plane Deal Issue Three

PLANE DEAL

America West / US Airways Side-By-Side

With all the talk about the proposed merger of America West and US Airways, sights have been set on what the combined airline might look like a few years down the road. Here's a closer look at where the two airlines stand now (information valid as of May 19, 2005):

	America West	US Airways
Employees	14,074	30,100
Jet Aircraft	143	276
Average Age	10.7 years (Mar '05)	11.2 years (Mar '05)
% Fleet Leased	Approximately 95%	Approximately 75%
Operating Revenues (2004)	$2.3 billion	$7.1 billion
Destinations	96	181
Overlapping Markets	38	38
Passenger Enplanements	21.1 million	48.6 million
Founded	1983	1939
Headquarters	Phoenix, Arizona	Arlington, Virginia
Hubs	Phoenix, Las Vegas	Charlotte, Philadelphia
Stock Symbol	NYSE: AWA	NYSE: OTC BB: UAIRQ
Frequent Flyer Program	FlightFund	Dividend Miles
Premium Class	Yes	Envoy on B767s and A330s
Clubs	4 Clubs in PHX and LAS	16 Clubs at 13 locations + 100 Star Alliance Clubs
Self-Service Check-In	Yes	Yes
Web Check-In	Yes	Yes
Meal Vendor	Inflight Café	Inflight Café
Reservations Centers	Tempe, Ariz. and Reno, Nev.	Winston-Salem, N.C.
Maintenance Bases	Phoenix	Charlotte, N.C. and Pittsburgh

Fleet Comparison

(capacity in parentheses)

Aircraft Type	America West	US Airways	First Class (AWA) / Envoy (US Airways) Configuration*	Coach Configuration*
Airbus 319	**34 (124)**	**64 (120)**	**2-2**	**3-3**
Airbus 320	**59 (150)**	**24 (142)**	**2-2**	**3-3**
Airbus 321	**0**	**28 (169)**	**2-2**	**3-3**
Airbus 330-300	**0**	**9 (266)**	**2-2-2**	**2-4-2**
Boeing 737-300	**37 (132)**	**67 (126)**	**2-2**	**3-3**
Boeing 737-400	**0**	**44 (144)**	**2-2**	**3-3**
Boeing 757-200	**13 (190)**	**31 (193)**	**2-2**	**3-3**
Boeing 767-200ER	**0**	**10 (203)**	**2-2-2**	**2-3-2**
Total	**143**	**276**		

*Configuration represents seats separated by aisles in each row. For example, 2-2-2 means at a row consists of three pairs of seats separated by two aisles.

PLANE DEAL 2

PLANE DEAL

FAQs From You

The channels of communication are open and employees are using them to ask good questions. Here is a report on a news story and a recently submitted question:

THIS JUST IN...

As *Plane Deal* neared press time, media reports were swirling with news of an Alaska Airlines buyout of America West, citing "someone close to the industry."

Alaska's response:
"Recent news reports have stated that Alaska Air Group, Inc. ("Alaska") is considering making a significant investment in America West Airlines. While it is Alaska's normal practice not to comment on rumors such as this, the amount of change currently underway within our industry and at Alaska, as well as the extensive national media coverage repeating this rumor, have the potential of creating uncertainty among our employees. We have no current plans to become involved in a transaction with America West or US Airways and have not spoken with the investor mentioned in the original news story reporting this rumor."



Distribution Services Agent Michelle Cason asks a question during the May 25 Tempe Reservations Roundtable discussion with CIO Joe Beery.

Q: Was any consideration given to protecting the AWA workforce by making relative seniority integration a condition of the merger?

A: Yes. However, given the economic realities of our industry, we believe that this merger is the best way to ensure jobs are saved. Making seniority integration a condition could put undue risk on a transaction that requires a lot of external support. For example, would investors be as willing to invest in a transaction that had a condition such as seniority integration as a risk factor? The answer, unfortunately, is likely no. At the end of the day, even though flights are full, passengers are paying a lot less than they used to, and when factored in with the ongoing high price of fuel, we need to take action now to ensure all of our jobs are here in the future.

> "...given the economic realities of our industry, we believe that this merger is the best way to ensure jobs are saved."

Doug and US Airways CEO Bruce Lakefield both carefully considered each airline's employees in the seniority integration talks and drafted a public letter that addresses their plan for combining the two workforces. The letter doesn't spell out the process, but it discusses their joint philosophy and commitment to integrating employees in a way that is fair to both employee groups. The letter is posted on the merger section of awaCompass.com.

SEC Filings
A Dime A Dozen?

Anyone following the news coverage of America West's proposed merger with US Airways has probably noticed a flurry of Securities and Exchange Commission (SEC) filings. America West filed 36 such documents in the month of May alone, although not all were merger-related. To put that into perspective, in all of 2004, the company registered a total of 88 SEC filings, for an average of less than eight a month.

The increase in filings are a requirement of the airline's merger announcement. Since January 2000, SEC regulations have mandated that companies engaged in a merger process publicly file external and internal documentation with the SEC. This Rule 425 is also the source of the lengthy legal verbiage you'll see at the conclusion of many merger-related documents.

While the filings are often lengthy documents that have the appearance of court-docket items, less traditional items of communication have recently appeared as America West SEC filings, including what you are reading right now. *Plane Deal* and other internal documents contain or imply "forward-looking statements" about the merger. As such, they have been filed with the SEC to provide the required disclosure.

Since America West is committed to providing consistent and timely information with all of its stakeholders, such filings fit well with the airline's overall philosophy of open and honest communication.

PLANE DEAL 3

P L A N E D E A L
Employee Town Hall Calendar June 9 June 24 July 12 Flight Center Room B747 Tempe Reservations SFO 9:30 a.m. 11 a.m. and 1:30 p.m. 1 p.m. June 9 June 29 July 14 Corporate Headquarters Annex Reno Reservations PHX Terminal 4 2 p.m. 10 a.m. and 1:30 p.m. 2 p.m. June 16 June 30 July 19 Hangar cafeteria, 3 p.m. LAX, 1 p.m. LAS Hangar engine shop, 8:30 p.m. 12:30 and 8 p.m.
Q U O T A B L E S “We want to shake the tree and see if “We want to shake the tree and see if there are any higher or be. er o. ers there are any higher or be. er o. ers available.” — Brian Leitch, US Airways available.” — Brian Leitch, US Airways lead bankruptcy a. orney in a state- lead bankruptcy a. orney in a statement to the U.S. Bankruptcy Court ment to the U.S. Bankruptcy Court “I believe that the America West “I believe that the America West dedication to the customer will be key dedication to the customer will be key in building a new reputation for the in building a new reputation for the US Airways brand. It will take all of US Airways brand. It will take all of us working together to help guide our us working together to help guide our new brethren if we’re going to have the new brethren if we’re going to have the in. uence we must have to make in. uence we must have to make this work.” — Hugo Arias, America West . ight a. endant
On May 25 May 25, CIO & Sr. Vice President, AWT and Reservations Joe Beery, right (white shirt), met with 14 agents representing various departments at the Tempe Reservations Center for an evening roundtable agents representing various departments at the Tempe Reservations Center for an evening roundtable discussion to address the questions and concerns of the Res workforce. For more about that discussion, discussion to address the questions and concerns of the Res workforce. For more about that discussion, read the Roundtable Review article in the upcoming June issue of read the Roundtable Review article in the upcoming June issue of Plane Talk. 25, CIO & Sr. Vice President, AWT and Reservations Joe Beery, right (white shirt), met with 14
Quirky Question
President & CEO Doug Parker has been in the spotlight this week, thanks to interest from reporters around the country who seek to learn more about America West and its leader. Although Doug would much rather talk about the company and its employees (or anything else, for that ma. er), he has honored a number of requests and responded to some unusual questions. This week’s quirky media question: “Doug’s hair...it’s red, right?”
P L A N E D E A L 4 FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereaft er; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/ edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction. Following is legal language, which we’re Following is legal language, which we’re required to print on each internal and required to print on each internal and ex ternal publication related to the merg- external publication related to the merger. See Page 3, “SEC Filings: A Dime A er. See Page 3, “SEC Filings: A Dime A Dozen,” for more on Rule 425. P L A N E D E A L J U N E 3 , 2 0 0 5 I S S U E T H R E E Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. E d i t o r : Andy Wagner C o n t a c t : (480) 693-5883 m e r g e r @ a m e r i c a w e s t . c o m

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.